April 30, 2007

VIA EDGAR SUBMISSION AND COURIER

Mr. Larry Spirgel

Mr. Michael Henderson

Mr. Dean Suehiro

Ms. Cheryl Grant

Ms. Kathleen Krebs

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Discover Financial Services

Registration Statement on Form 10 filed March 23, 2007

File No. 001-33378

Dear Mr. Spirgel, Mr. Henderson, Mr. Suehiro, Ms. Grant and Ms. Krebs:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 20, 2007 (the “Comment Letter”) regarding the above-referenced registration statement on Form 10 of Discover Financial Services (the “Registrant”) filed on March 23, 2007 (the “Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

Please find enclosed four copies of Amendment No. 1 marked to show changes from the Registration Statement. The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information more complete.

Set forth below are responses to the Staff’s comments numbered 1 through 75, as set forth in the Comment Letter. Page references in the Registrant’s responses below correspond to the page numbers in the marked copy of Amendment No. 1.

General

1.	Please file your exhibits, such as the separation and other agreements with Morgan Stanley, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them. Also please confirm in your response letter that you do not have any employment agreements or equity plans to file as exhibits under Item 601(b)(10) of Regulation S-K. Also tell us what consideration you have given to filing any of your debt agreements or the merchant services agreement as material contract exhibits under Item 601(b)(l0).

All information required to be provided pursuant to Item 601 of Regulation S-K, including the separation and other agreements, will be included in a subsequent amendment to the Registration Statement. We expect to file such amendment next week. The Registrant intends to adopt plans, which will be filed as exhibits to, and described in, a subsequent amendment to the Registration Statement. The Registrant is currently reviewing its employment arrangements with named executive officers and hereby confirms that it will file (in a subsequent amendment to the Registration Statement) any employment agreements required to be filed as exhibits under Item 601(b)(1) of Regulation S-K. The Registrant believes that its merchant services agreements are such as ordinarily accompany the kind of business conducted by the Registrant and that the Registrant is not substantially dependent on any of such contracts. The Registrant is in the process of finalizing the documentation relating to the indebtedness that it expects to incur in connection with the Distribution. Once finalized, the Registrant intends to evaluate such agreements in light of the requirements of Item 601(b)(1)(10) of Regulation S-K and file as exhibits to the Registration Statement any agreements required to be filed by such Item.

Exhibit 99.1 Information Statement

2.	We note a number of blank spaces throughout your information statement concerning material financial and share amounts, among other things. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have significant additional comments once you have provided this disclosure.

The Registrant has revised the disclosure as requested to add certain financial and share amounts. Disclosure for all other blank spaces, some of which are dependent on the exact timing of the Distribution, will be included in a subsequent amendment to the Registration Statement.

3.	We note that you include industry research for estimated data and other figures cited throughout the document, such as those provided by Synovate and the Nilson Report, for example. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available and were not prepared in connection with the registration statement.

The Registrant supplementally advises the Staff that it is submitting marked copies of the materials that support the third-party statements in Amendment No. 1 via overnight courier. The Registrant hereby confirms that these documents are publicly available and were not prepared in connection with the Registration Statement.

Cover Page

4.	We note your statement that the spin-off is expected to be “generally” tax free to Morgan Stanley shareholders. Clarify that no taxable income, gain or loss will be recognized by any U.S. holder as a result of solely receiving shares in the distribution.

The Registrant has revised the disclosure as requested. See the cover page.

Summary page 1

Reasons for the Distribution page 3

5.	Indicate that Morgan Stanley had previously announced a spin-off of Discover and indicate why it decided against the spin-off in 2005.

The Registrant has revised the disclosure as requested. See page 4.

Questions and Answers, page 5

6.	Please revise to provide more balance to your summary so that it discloses potential key negative factors about you, such as your significant dependence upon Morgan Stanley for your funding, the dollar amount of new indebtedness you will incur in connection with the spin-off, your total expected indebtedness, your need for and ability to obtain additional financing, and any imminent expiration of material agreements with Morgan Stanley or others related to your business and operations. So that your summary focuses on the key aspects of the spin-off and your operations, consider reducing here your current competitive advantages and strategy discussions, which are more appropriate for your business section.

The Registrant has revised the disclosure as requested. See pages 2, 3, 4 and 5. None of the Registrant’s material agreements with Morgan Stanley or others related to the Registrant’s business and operations will expire imminently.

7.	As part of your revisions, summarize in one place the kind and amount of various payments you will make to Morgan Stanley in connection with the spin-off, or immediately before or after the spin-off, including the repayment of intercompany indebtedness and dividends. Explain why a $300 million dividend is being paid to Morgan Stanley in connection with the distribution and how the board arrived at such amount. We note your disclosure in the notes to unaudited pro forma financial information on pages 37 and 38.

The Registrant has revised the disclosure as requested. See pages 3 and 4. For the Staff’s information, the Registrant’s targeted stockholder’s equity as of February 28, 2007 and November 30, 2006 was approximately $5.4 billion, determined in accordance with the methodology described on page 87 of Amendment No. 1. As of November 30, 2006, the Registrant’s stockholder’s equity was $5.77 billion. As a result, the Unaudited Pro Forma Condensed Combined Statement of Financial Condition on pages 36 and 38 of the Registration Statement reflected a dividend of $300 million, representing the difference between the Registrant’s actual and targeted stockholder’s equity as of November 30, 2006. In February 2007, to achieve the Registrant’s targeted stockholder’s equity, a dividend of $500 million was paid by the Registrant, which represented this $300 million reduction in stockholder’s equity as well as a $200 million reduction in stockholder’s equity, based on an estimate of the Registrant’s expected income for the three months ended February 28, 2007. As of February 28, 2007, the Registrant’s stockholder’s equity was $5.53 billion. Accordingly, the Registrant’s Unaudited Pro Forma Condensed Combined Statement of Financial Condition as of February 28, 2007 reflects a further dividend of $100 million, representing the difference between the Registrant’s actual and targeted stockholder’s equity as of February 28, 2007. See pages 41 and 45 of Amendment No. 1.

8.	Where you state your revenues for a fiscal period, also state the amount of your net income for that period.

The Registrant has revised the disclosure as requested. See pages 1 and 95.

9.	If the distribution ratio will not be one-for-one, please provide a table that illustrates the distribution ratio by showing the number of Discover shares that a Morgan Stanley shareholder will receive for different amounts of shares held. If applicable, discuss in the distribution section how the distribution ratio may result in shareholders holding smaller or odd lots of Discover shares and this may make it more difficult and expensive for Discover shareholders to sell their shares.

The distribution ratio will be one Registrant share for every two Morgan Stanley shares. The Registrant has revised the disclosure to illustrate the number of Registrant shares that a Morgan Stanley stockholder will receive. See page 6. Although the Registrant makes no representations regarding the expected trading levels of its common stock following the Distribution, the Registrant believes that, given the size of the anticipated public float of its common stock, there will be adequate liquidity to permit stockholders to sell small lots of Registrant shares without additional difficulty or expense. The Registrant has revised the disclosure as requested to discuss how the distribution ratio may result in shareholders holding odd lots of Registrant shares, which may make it more expensive for Registrant shareholders to sell their shares. See page 31.

10.	Where you discuss the federal income tax consequences of the distribution, disclose when you will obtain the tax opinions. Also disclose whether Morgan Stanley can waive this condition and that Discover has agreed to indemnify Morgan Stanley for tax liabilities resulting from the spin-off under particular circumstances.

The Registrant has revised the disclosure as requested. See page 7.

11.	You state on page five that the distribution agent will aggregate fractional Discover shares and sell them in the public market in order to distribute cash to the holders of those shares as a result of the spin-off. Please confirm to us in your response letter that the second and third bulleted conditions described in response to question six of our Staff Legal Bulletin No. 4 will be met concerning this distribution. Disclose whether any brokerage or other fees will be paid in connection with selling aggregated fractional shares and who will pay those fees.

The Registrant has revised the disclosure as requested. Stockholders will not be required to pay fees in connection with the sale of fractional shares, as the Registrant will bear the cost of brokerage fees. See page 31. Morgan Stanley has informed the Registrant that the second and third bulleted conditions described in response to question six of Staff Legal Bulletin No. 4 will be met concerning this distribution.

Summary Historical and Pro Forma combined Financial Data, pages 8 and 9

12.	Please present the pro forma basic and diluted earnings per share and the weighted average shares outstanding.

The Registrant has revised the disclosure as requested. See page 10.

13.	Please disclose the interest yield, interest spread, net principal charge-off rate, delinquency rates, and return on receivables for the owned credit card loans. We note your disclosures on page 49.

The Registrant has revised the disclosure as requested. See page 11.

Risk Factors, page 10

14.	Please include a risk factor that discusses risks associated with the amount of your indebtedness and payment obligations as of the distribution date, including the payments and dividends to Morgan Stanley related to the distribution. Include the effect of the amount of the debt load on your ability to meet payment obligations and execute your business strategy over the next few years.

The Registrant has added two new risk factors as requested. See pages 15 and 24.

Declines in the value of or income earned from our retained interests…., page 13

15.	To assist investors in recognizing the likelihood of the risk, also mention here management’s expectation regarding the rise in bankruptcy receipts in 2007, as you state on page 46, and any other management expectations regarding the risk described in this risk factor.

The Registrant has revised the disclosure as requested. See page 16.

We rely in part on unsecured debt for our Funding…., page 14

16.	To provide context, please disclose Morgan Stanley’s credit ratings. Describe the definition and relative rank of each, credit rating for Morgan Stanley and you.

The Registrant has revised the disclosure as requested. See page 17. The ratings of both Morgan Stanley and the Registrant are considered “investment grade” by the referenced rating agencies.

17.	To provide further context, also mention here the effects on your ability to use funding sources and access the securitization markets in 2005 after Morgan Stanley announced in April 2005 that it would spin-off your company. We note your disclosure on page 44.

The Registrant has revised the disclosure as requested. See page 17.

Our transaction volume is concentrated among large merchants…., page 15

18.	You state that “Discover Card transaction volume was concentrated among your 100 largest merchants in 2006.” Please state if any large merchant was responsible for ten percent or more of your transaction volume in 2006.

None of the Registrant’s merchants was responsible for ten percent or more of the Registrant’s Discover Card transaction volume in 2006.

If fraudulent activity associated with our cards increases…., page 16

If our security systems or those of merchants…are compromised…., page 17

19.	Disclose any recent breaches or fraudulent activity that was material to your business or financial condition.

There have been no recent breaches or fraudulent activity that were material to the business or financial condition of the Registrant. For the Staff’s information, the largest loss relating to fraudulent activity that the Registrant has incurred since the beginning of 2006 was a loss of approximately $6.3 million in connection with a security breach at retailer TJX Companies Inc. The Registrant believes this to be immaterial to its business and financial condition.

We expect to continue to incur significant expenses in the litigation...., page 16

20.	To provide further context in understanding the scope of the risk, please also state how much you have incurred in legal expenses so far and, if possible, expected legal expenses in the near term.

The Registrant has revised the disclosure as requested. See page 19.

If key technology platforms such as our transaction authorization...., page 17

21.	Disclose any recent transaction processing disruptions that were material to your business or financial condition.

There have been no recent transaction processing disruptions that were material to the business or financial condition of the Registrant.

Merchant defaults may adversely affect our business, financial condition...., page 18

22.	Disclose whether merchant defaults have ever had a material effect on the company’s operations or financial condition.

There have been no merchant defaults that have ever had a material effect on the Registrant’s operations or financial condition. For the Staff’s information, the largest losses incurred by the Registrant related to merchant defaults during the last five years occurred in 2002, when the Registrant incurred losses of approximately $21 million, primarily relating to the bankruptcy of two cruise lines, the largest of which caused a single merchant default loss of $5.3 million. The Registrant believes this to be immaterial to its business and financial condition.

Our success is dependent in part upon our executive officers and other key personnel...., page 18

23.	Indicate whether any of your executive officers or key personnel have indicated their intention to leave following the distribution.

No executive officers or key personnel of the Registrant have indicated to the Registrant that they intend to leave following the distribution.

Acquisitions that we pursue could disrupt our business…., page 18

24.	To assist investors in realizing the likelihood and extent of the risk, discuss any recent material problems you have had with integrating an acquisition.

The Registrant has not had any recent material problems with integrating an acquisition.

After our separation from Morgan Stanley, our cost of funding…., page 21

25.	Please delete the mitigating language “While we expect that all such funding sourced through Morgan Stanley will be replaced.”

The Registrant has revised the disclosure as requested. See page 24. For the Staff’s information, Morgan Stanley has informed the Registrant that it will provide up to $2 billion of funding to the Registrant for a transitional period after the Distribution, although the Registrant currently does not intend to require such funding.

After our separation from Morgan Stanley, we may experience increased costs.... page 22

26.	Clarify why your tax liability may increase.

The Registrant has revised the disclosure as requested. See page 25.

Our ability to operate our business effectively may suffer if we do not...., page 23

27.	So that investors may realize the magnitude of the risk described in the caption, please state the estimated range of costs in establishing these support functions. We note your disclosure on page 34.

The Registrant has revised the disclosure as requested. See page 27.

The Distribution, page 26

28.	Please provide a subsection that discusses the interests of Morgan Stanley officers and directors in the spin-off.

The Registrant has revised the disclosure as requested. See page 36.

Background and Reasons for the Distribution page 26

29.	Expand your discussion of what led to Morgan Stanley’s decision to spin-off your credit card business at this time.

The Registrant has revised the disclosure as requested. See page 30.

30.	Balance the fourth bullet point regarding acquisitions with a discussion of the restrictions on acquisitions in order to preserve the tax-free treatment of the distribution.

The Registrant has revised the disclosure as requested. See page 30.

Material U.S. Federal Income Tax Consequences of the Distribution, page 27

31.	You state on page 28 that “assuming... (ii) that the distribution of your common stock to Morgan Stanley stockholders in connection with the distribution is not otherwise disqualified as tax-free....” Please elaborate as to what circumstances could make the distribution “otherwise disqualified as tax-free,” to the extent you have not done so.

The Registrant has revised the disclosure as requested. See page 33.

32.	You state on page 29 that “Morgan Stanley may incur some tax cost in connection with the distribution..., whether or not the distribution qualifies for tax-free treatment under sections 355, 368 and related provisions of the Code.” Disclose whether you believe these amounts would be material and whether Discover has an indemnification obligation regarding them.

The Registrant believes these amounts would be immaterial and therefore these amounts are not included in Amendment No. 1. Discover has no indemnification obligations regarding them.

Trading of Morgan Stanley Common Stock After the Record Date and Prior to the Distribution, page 30

33.	Clarify that if you buy Morgan Stanley shares after the Record Date you are not entitled to Discover shares in the spin-off.

The Registrant has revised the disclosure as requested. See page 35.

Treatment of Employee Stock Options and Restricted Stock Units. page 30

34.	Please disclose the formula by which Morgan Stanley restricted stock units and options holders that are current Discover employees will have the Morgan Stanley restricted stock units converted into Discover restricted stock units. Also, explain who devised and approved the formula and whether those persons will receive restricted stock units and options in the conversion.

The Registrant has revised the disclosure as requested. See pages 35 and 36.

Unaudited Pro Forma Condensed Combined Financial Statements, page 35

35.	We note that the liquidity reserve of approximately $5 billion will be funded principally through interest bearing deposits sourced by you. Please tell us in more detail how these deposits will be sourced by you. It is unclear to us whether these deposits are considered factually supportable under Article 11 of Regulation S-X.

As of the date of this amended filing, the entire liquidity reserve has been funded through the placement of brokered certificates of deposit. The Registrant has revised the disclosure to state that the balance of the liquidity reserve was $5.2 billion as of March 31, 2007. See page 40.

36.	Please disclose the terms of the asset-backed commercial paper and the unsecured committed credit facility.

The Registrant has revised the disclosure as requested. See page 40.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 37

37.	Please present each adjustment gross on the combined statements of financial condition and income.

The Registrant has revised the disclosure as requested. See pages 41-43.

38.	Please refer to note (a). Provide the details of the $64 million reduction to the cash balance.

The amount of the pro forma reduction to the cash balance has been increased from $64 million to $211 million in the Registrant’s Unaudited Pro Forma Condensed Combined Financial Statements as of February 28, 2007 in Amendment No. 1. The Registrant has revised the disclosure as requested to provide the details of this reduction to the cash balance. See page 44.

39.	Please refer to note (b). Disclose the effect on interest income of a 1/8 percent variance in the interest rate.

The Registrant has revised the disclosure as requested. See page 44.

40.	Please refer to notes (d), (f), (h) and (i). Disclose the effect on interest expense of a 1/8 variance in the interest rate.

The Registrant has revised the disclosure as requested. See pages 44 and 45.

Selected Historical Financial Data, pages 40 and 41

41.	Please present your pro forma financial information including basic and diluted earnings per share and the weighted average shares outstanding.

The Registrant has revised the disclosure as requested. See pages 48.

42.	Please disclose the interest yield, interest spread, net principal charge-off rate, delinquency rates, and return on receivables for the owned credit card loans, We note your disclosures on page 49.

The Registrant has revised the disclosure as requested. See pages 48 and 49.

Management’s Discussion and Analysis, page 42

Introduction and Overview, page 42

43.	We note your statement on page three that the company is striving to increase small and mid-size merchant acceptance of Discover Network cards. Discuss what steps management is taking to achieve this goal. Similarly, discuss what steps management is taking to expand the company’s U.K. operations (page 16) and making it profitable.

The Registrant has revised the disclosure as requested. See page 30.

Loan Receivables Table, page 51

44.	Please tell us why the total loan receivables amount in the table does not equal the total GAAP loan receivables amount on page 49.

The total GAAP loan receivables amount on page 59 of Amendment No. 1 reflects only credit card loans, whereas the amount on page 61 of Amendment No. 1 also includes other consumer loans. The difference between total GAAP loan receivables at November 30, 2006 (page 59) and total loan receivables (page 61) is other consumer loans of $95,849,000.

Contractual Obligations, page 75

45.	Please refer to note (2). Revise to include the interest charges.

The Registrant has revised the disclosure as requested. See page 91.

Liquidity and Capital Resources, page 70

46.	On page 71, you include a table listing the general categories of Morgan Stanley- provided funding to you that amounted to $9.8 billion at November 30, 2006. Expand your discussion so that it discloses when you incurred any significant portions of this funding from Morgan Stanley and for what purposes you have used this funding.

The Registrant has revised the disclosure as requested. See page 86.

47.	On page 72, you state that “[a]s of November 30, 2006, management determined that approximately $5.4 billion of capital was appropriate to support [y]our business” and that “[a]ccordingly, the unaudited Pro Forma Condensed Combined Statement of Financial Condition reflects a $300 million dividend to adjust the capital account set forth in [y]our November 30, 2006 statement of financial condition.” To assist investors in understanding the reasons for the dividend and its amount, note here what your capital expenditures were in fiscal 2006 and fiscal 2005 and what you expect them to be for fiscal 2007. Also indicate here if the February 2007 $500 million dividend served a similar purpose and how the amount was determined.

The Registrant has revised the disclosure as requested. See page 87.

Changes Related to the Distribution, page 75

48.	Disclose whether you currently are in negotiations or have commitment letters regarding the $1.5 billion credit facility or other expected financing that will replace current Morgan Stanley funding.

The Registrant has revised the disclosure as requested. See page 92.

Business, page 79

49.	Briefly note when you became a Morgan Stanley subsidiary, under what circumstances and whether, and when, you were previously a public company. We note that you were incorporated in 1960 but have been in existence since 1986.

The Registrant has revised the disclosure as requested. See page 95.

Arrangements Between Us and Morgan Stanley, page 104

50.	Please note the business areas in which, after the spin-off has occurred, Morgan Stanley and you will have overlapping business activities, if any.

There will be small areas of overlapping business activities, such as insurance products, credit and other lending products and banking services. The Registrant believes that the amount of overlapping business activities is immaterial.

51.	Please provide more information as to Morgan Stanley’s obligation to perform under a material agreement or its ability to terminate early a material agreement, including concrete examples of the conditions.

Morgan Stanley and the Registrant are in the process of finalizing the Separation and Distribution Agreement and other related material agreements. Information relating to Morgan Stanley’s obligation to perform under a material agreement or its ability to terminate early a material agreement will be included in a subsequent amendment to the Registration Statement.

Separation and Distribution Agreement, page 104

52.	You state on page 104 in the third bulleted point that “Discover will declare a cash dividend to Morgan Stanley to the extent that Discover’s balance sheet capital exceeds the amount that is determined to be necessary based on Morgan Stanley and your view of underlying business risks, regulatory requirements and rating agency views.” Expand your discussion of these factors that the parties will consider in determining the amount of the dividend.

The Registrant has revised the disclosure as requested. See page 120.

53.	In the fourth bulleted point, state the “specified percentage” of the proceeds from the Visa and MasterCard litigation that will determine the amount of the special dividend you will pay to Morgan Stanley.

The Registrant has revised the disclosure as requested. See page 120.

54.	Discuss the ability of either party to amend this agreement after distribution of the information statement to Morgan Stanley stockholders and how the parties intend to communicate any material changes to holders.

Morgan Stanley and the Registrant are in the process of finalizing the Separation and Distribution Agreement. Information relating to the ability of either party to amend this agreement after distribution of the information statement to Morgan Stanley stockholders and how the parties intend to communicate any material changes to holders will be included in a subsequent amendment to the Registration Statement.

Financial Statements

Combined Statements of Cash Flows, page F-6

55.	Please refer to the line item, “Net principal disbursed on loans originated for sale.” Please tell us the nature of the items netted in this line item.

This line item reflects cash used by the Registrant to generate loan receivables that, upon origination, are intended to be sold. Amounts disbursed are stated net of principal payments, which the Registrant believes to be immaterial for the periods presented, received on the loan receivables prior to the date they are sold. In accordance with paragraphs 13 and 13A of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, as amended, cash receipts and payments pertaining to loans receivable qualify for net reporting. For the years ended November 30, 2006, 2005 and 2004, this line item reflects the mortgage loans which the Registrant originated for sale.

Note 3. Retained Interests in Securitized Assets, page F-9

56.	Please disclose that you do not “recognize servicing assets or servicing liabilities for serving rights since the servicing fee approximates just adequate compensation to the Company for performing the servicing.”

The Registrant has revised the disclosure as requested. See page F-9.

57.	Please refer to the disclosure that you include “undivided seller’s interest in loan receivables in the combined statements of financial condition.” Expand to clarify that these receivables will be classified as loans held for sale when you expect new securitization transactions to take place.

The Registrant has noted the Staff’s comment. It should be noted that because of contractually specified minimum seller’s interest provisions in our securitizations agreements, not all of the seller’s interest can be held for sale. The Registrant has revised the disclosure under “Retained Interests in Securitized Assets” to clarify that only a portion of the undivided seller’s interest may be classified as held for sale when a decision is made to securitize additional receivables. See page F-9. Also see our response to comment 67 below.

58.	Please disclose that retained interests are classified and accounted for as available-for-sale securities under SFAS 115.

The Registrant has revised the disclosure to clarify that the subordinated retained interests (i.e. those interests retained other than the undivided seller’s interest) are accounted for as trading securities as defined in SFAS 115 and pursuant to paragraph 14 of SFAS 140. See page F-9.

59.	Please include the securitization cash flows disclosure here instead of under “Loans Held for Sale.”

The Registrant has revised the disclosure as requested. See page F-9.

60.	Please disclose that your retained interests are presented as amounts due from asset securitization in the combined statements of financial condition.

The Registrant has revised the disclosure under “Retained Interests in Securitized Financial Assets” to clarify that the retained interests other than the undivided seller’s interest are recorded on the combined statements of financial condition in amounts due from asset securitization. See page F-9.

61.	Please disclose that additional origination on existing credit card accounts designated to the asset securitization trusts are classified as an operating activity in the combined statements of cash flows.

The Registrant has revised the disclosure as requested. See page F-9.

62.	Please disclose the amount and type of loans sold during each period the combined statements of income is presented.

The Registrant has revised the disclosure as requested. See Note 7: Loan Receivables starting on page F-21.

Note 3. Loans Held for Sale, page F-9

63.	Please disclose how you determine that the new securitization transactions are expected to take place in the next three months to classify the loan receivables as loans held for sale.

The Registrant has revised the disclosure as requested. See page F-9.

64.	Please disclose whether you classify the loans on an individual receivable or portfolio basis.

The Registrant has revised the disclosure as requested. See page F-9.

65.	Please disclose the impact of your decision to securitize the loans held for sale on your financial statements.

The Registrant has revised the disclosure as requested. See page F-10.

Note 3. Loan Receivables, page F-9

66.	Please disclose your accounting policy for classifying loans as held for investment. Your disclosure should include the following:

•

How you determine your intent and ability to hold the receivables for the foreseeable future, maturity, or payoff. Your disclosure should include your definition of foreseeable future including your probability threshold.

•	The judgmental nature involved in determining your intent and ability to hold the receivables.

•	Whether you classify the loans on an individual receivable or portfolio basis.

The Registrant has revised the disclosure as requested. See page F-10.

67.	Please reconcile your intent and ability to hold the receivables with your disclosure under “Retained Interests in Securitized Assets” that you include your “undivided seller’s interests in loans receivables.” Per Note 8, Credit Card Securitization Activities, on page F-21, your “retained interests in credit card asset securitizations include undivided seller’s interests. “We note that your undivided seller’s interests were $9.4 billion at November 30, 2006.

As disclosed in Amendment No. 1, at any given balance sheet date, a portion of the undivided seller’s interest (in excess of the contractually specified minimum discussed below) may be classified as loans held for sale. Loans held for sale represents the amounts management intends to securitize as of the balance sheet date over the next three months as well as any mortgages originated for resale that have not been sold as of the reporting date. The Registrant maintains the undivided seller’s interest at levels in excess of the amounts that are intended for sale because the Registrant’s securitization structures contain features which require the Registrant to maintain minimum undivided seller’s interest levels. If the undivided seller’s interest were to fall below these minimums, early economic amortization would occur. These minimums are generally 7% of the outstanding beneficial interests. The Registrant maintains amounts in excess of these minimums to ensure the Registrant does not breach these requirements. The Registrant’s funding plans have never reflected the intent to securitize amounts in the undivided seller’s interest in excess of loans held for sale or the required minimum seller’s interests.

68.	Please disclose the impact of your decision to sell the loans held for investment on your financial statements.

The Registrant has revised the disclosure as requested. See page F-10.

69.	Please disclose how the cash flows from loans held for investment are reflected in the combined statements of cash flows.

The Registrant has revised the disclosure as requested. See page F-10.

70.	Please disclose that the loans held for investment are classified as credit card, commercial loans, or other consumer loans in the combined statements of financial condition.

The Registrant has revised the disclosure as requested. See page F-10.

Note 3. Securitization Income, page F-12

71.	We note that you do not “recognize servicing assets or servicing liabilities for serving rights since the servicing fee approximates just adequate compensation to the Company for performing the servicing.” Please tell us why this accounting is appropriate under SFAS 140. Also, tell us the amounts of the servicing costs recognized in 2006, 2005 and 2004 and where these costs are presented in your combined statements of income.

Paragraph 62 of SFAS 140 states that “typically, the benefits of servicing are expected to be more than adequate compensation to a servicer for performing the servicing, and the contract results in a servicing asset.” Paragraph 364 of SFAS 140 defines adequate compensation as “the amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace.” Question 78 from the FASB Staff Implementation Guide to SFAS 140, A Guide to Implementation of Statement 140 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities notes “adequate compensation is the amount of contractually specified servicing fees and other benefits of servicing that are demanded by the marketplace to perform the specific type of servicing. Adequate compensation is determined by the marketplace; it does not vary according to the specific servicing costs of the servicer. Therefore, a servicing contract that entitles the servicer to receive benefits of servicing just equal to adequate compensation, regardless of the servicer’s own servicing costs, does not result in the recognition of a servicing asset or servicing liability. A servicer should record an asset if the benefits of servicing exceed adequate compensation and a liability if the benefits of servicing are less than adequate compensation.”

The Registrant’s securitization transactions specify a contractual servicing rate of 2.00%, which it believes is the amount which is demanded by the marketplace. This also is the rate which has been agreed to by the trustee in the event that they have to assume the role of backup servicer. Accordingly the Registrant believes that it is receiving adequate compensation, and that recognition of a servicing asset or a servicing liability is not appropriate.

As one indicator of servicing compensation demanded by the marketplace, the Registrant has considered the servicing fee rates received by other U.S. credit card issuers that securitize and service portfolios of credit card receivables of similar credit quality. A stated fee of 2.00% is by far the most commonly observed rate of compensation for both primary and substitute servicers among the major issuers of prime credit card portfolios. A few issuers receive rates other than 2.00%, but all fees observed by the Registrant were within the range of 1.50% to 2.27%. The Registrant therefore believes its servicing fee would be deemed just adequate compensation by market participants.

As noted above, the guidance under SFAS 140 and the related interpretive literature indicates that an entity’s servicing costs are not relevant to a determination of the fair value of the servicing rights. Accordingly, the Registrant has not considered it necessary to analyze or track its credit card servicing costs for its securitized portfolio separately.

However, internal management reports indicate that servicing costs approximate 1.6% of average managed receivables. Credit card servicing costs consisted principally of collections expense, security expense, cardmember services expense and processing services expense. These costs are included within the various other expense line items (e.g. compensation, information processing, communications, etc.) in the Registrant’s combined statements of income.

Note 3. Cardmember Rewards, page F-13

72.	Please tell us why it is appropriate to recognize reward costs as a reduction of discount and interchange revenue instead of interest income. We understand that the discount and interchange revenues are earned from merchants and reward costs are payments to cardmembers.

EITF Issue No. 00-22, Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future requires that the Registrant “recognize the rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that results in progress by the customer toward earning the rebate or refund” [emphasis added]. The transactions by which the Registrant’s cardmembers make progress toward earning the Cashback Bonus reward are purchase transactions, on which the Registrant earns discount or interchange revenue. Therefore, the Registrant believes merchant discount and interchange revenue is the underlying revenue against which this cost should be offset. While the cardmember does not pay the Registrant the discount or interchange, it is their purchase transaction which causes the Registrant to earn this revenue. Cardmembers do not make progress toward Cashback Bonus rewards for incurring finance charges, and cardmembers make progress toward earning rewards for their purchase activity irrespective of whether the Registrant earns finance charge revenue on their account. In 2007, the Registrant introduced its Motiva Card product which includes a feature that is, in effect, a finance charge rebate program. Under this new program, the Registrant views interest income as the underlying revenue and accordingly the Registrant will charge the cost of that program to interest income.

Note 17. Other Expenses, page F-35

73.	Please revise to classify the allocated charges to the appropriate line items in the combined statements of income. We note your summary of the intercompany expense allocations on page F-48.

The Registrant has revised the disclosure on page F-49 to clarify that the intercompany expense allocations are made by functional area versus financial statement line item and to disclose that the majority of allocated expense relates to compensation expense. These costs are allocated to the Registrant based on a percentage of total expenses for each functional area and are recorded as other expense in the Registrant’s separate financial statements and disclosed in the notes to the combined financial statements. The Registrant believes that these allocated costs may not be representative of the Registrant’s costs going forward and has discussed changes in its cost structure in the pro forma financial statements. For example, a portion of these costs, such as “Company Management,” will not be incurred subsequent to the Distribution. Certain other allocated costs will be either replaced by Registrant resources, outsourced to third parties or contracted for in transitional service agreements which are discussed elsewhere in the Registration Statement. The Registrant believes that the allocation of these costs to financial statement line items may distort historical data for comparative purposes.

Note 21. Litigation, page F-41

74.	Please disclose that you do not expect a loss in excess of your legal reserves to be material to your financial statements.

The Registrant has revised the disclosure as requested. See page F-42.

Updating

75.	Please update your financial statements and all applicable sections.

The Registrant has revised the disclosure as requested.

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and any amendments thereto;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement or any amendments thereto; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (224) 405-1009 with any questions you may have with respect to the foregoing.

Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ Kathryn McNamara Corley
Kathryn McNamara Corley Senior Vice President, General Counsel and Secretary, Discover Financial Services

cc w/o encl.:	Jeffrey Small, Esq. Davis Polk & Wardwell John England Deloitte & Touche LLP